This Instrument Prepared By:

/s/ CHRISTIE DAY CANNON
Christie Day Cannon
Delmarva Power & Light Company
800 King Street
Wilmington, DE 19801

DELMARVA POWER & LIGHT COMPANY

TO

THE BANK OF NEW YORK MELLON,
Trustee.

ONE HUNDRED AND FIFTH SUPPLEMENTAL
INDENTURE

Dated as of September 22, 2009
(but executed on the dates shown on the execution page)

This **ONE HUNDRED AND FIFTH SUPPLEMENTAL INDENTURE**, dated as of the 22nd day of September, 2009 (but executed on the dates hereinafter shown), made and entered into by and between DELMARVA POWER & LIGHT COMPANY, a corporation of the State of Delaware and the Commonwealth of Virginia, hereinafter called the Company, and THE BANK OF NEW YORK MELLON, a New York banking corporation, hereinafter called the Trustee;

WITNESSETH:

WHEREAS, the Company heretofore executed and delivered its Indenture of Mortgage and Deed of Trust (hereinafter in this One Hundredth and Fifth Supplemental Indenture called the "Original Indenture"), dated as of October 1, 1943, to The New York Trust Company, a corporation of the State of New York, as Trustee, to which The Bank of New York Mellon is successor trustee (the "Trustee"), to secure the First Mortgage Bonds of the Company, unlimited in aggregate principal amount and issuable in series, from time to time, in the manner and subject to the conditions set forth in the Original Indenture granted and conveyed unto the Trustee, upon the trusts, uses and purposes specifically therein set forth, certain real estate, franchises and other property therein described, including property acquired after the date thereof, except as therein otherwise provided; and

WHEREAS, the Original Indenture has been supplemented by one hundred and four supplemental indentures amending, modifying and supplementing the provisions of the Original Indenture (the Original Indenture, as amended, modified and supplemented by all of the indentures supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, is hereinafter in this One Hundred and Fifth Supplemental Indenture called the "Indenture"); and

WHEREAS, the Original Indenture provides for the issuance of bonds thereunder in one or more series, the form of each series of bonds and of the coupons to be attached to any coupon bonds to be substantially in the forms set forth therein with such omissions, variations and insertions as are authorized or permitted by the Original Indenture and determined and specified by the Board of Directors of the Company; and

WHEREAS, pursuant to Indenture of Trust No. 3, dated as of May 1, 2001, between The Delaware Economic Development Authority (the "Authority") and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Series 2001C Trustee") (such indenture the "Series 2001C Indenture"), the Authority issued Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C due May 1, 2026 (the "Series 2001C Refunding Revenue Bonds"), in the aggregate principal amount of $34,500,000; and

WHEREAS, the Series 2001C Refunding Revenue Bonds are secured by a pledge of revenues and receipts derived from Loan Agreement No. 3, dated as of May 1, 2001, between the Authority and the Company (the "Series 2001C Loan Agreement"); and

WHEREAS, in order to provide credit enhancement for the Series 2001C Refunding Revenue Bonds, Ambac Assurance Corporation ("Ambac") issued a financial guaranty insurance policy relating to the Series 2001C Refunding Revenue Bonds, pursuant to an Insurance Agreement, dated as of May 1, 2001, between the Company and Ambac (the "Series 2001C Insurance Agreement"); and

WHEREAS, pursuant to Article III of the Series 2001C Insurance Agreement, the Company wishes to issue to Ambac, as security for the Company's reimbursement obligations under, and as defined in, the Series 2001C Insurance Agreement, a new series of bonds under the Original Indenture (i) that have an aggregate principal amount equal to the principal amount of the Series 2001C Refunding Revenue Bonds, (ii) that have a stated maturity date that is the same as the stated maturity date of the Series 2001C Refunding Revenue Bonds, (iii) that shall bear interest at a per annum interest rate equal to the rate on the Series 2001C Refunding Revenue Bonds, (iv) that have interest payment dates that are the same as the interest payment dates of the Series 2001C Refunding Revenue Bonds, (v) that contain substantially identical redemption provisions to those set forth in the Series 2001C Refunding Revenue Bonds and (vi) that in all other material respects conform as nearly as practicable to the terms of the Series 2001C Refunding Revenue Bonds; and

WHEREAS, for the above-described purpose the Company, by appropriate corporate action in conformity with the terms of the Indenture, has duly determined to create a series of bonds to be designated as "First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026" (hereinafter sometimes referred to as the "Series 2001C Collateral Bonds") and, for such purpose, the Company has duly authorized the execution and delivery of this One Hundred and Fifth Supplemental Indenture; and

WHEREAS, each of the Series 2001C Collateral Bonds shall be substantially in the following form:

[FORM OF FACE OF SERIES 2001C COLLATERAL BOND]

THIS BOND IS NOT TRANSFERABLE EXCEPT (I) AS REQUIRED TO EFFECT AN ASSIGNMENT TO A SUCCESSOR-IN-INTEREST OF AMBAC ASSURANCE CORPORATION UNDER THE INSURANCE AGREEMENT, DATED AS OF MAY 1, 2001, BETWEEN DELMARVA POWER & LIGHT COMPANY AND AMBAC ASSURANCE CORPORATION, (II) TO DELMARVA POWER & LIGHT COMPANY OR (III) TO THE BANK OF NEW YORK MELLON, AS TRUSTEE UNDER THAT CERTAIN INDENTURE OF TRUST NO. 3, DATED AS OF MAY 1, 2001, BETWEEN THE DELAWARE ECONOMIC DEVELOPMENT AUTHORITY AND THE BANK OF NEW YORK MELLON, AS TRUSTEE. THIS BOND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE LAW.

DELMARVA POWER & LIGHT COMPANY

FIRST MORTGAGE BOND,

SERIES 2001C COLLATERAL BONDS DUE MAY 1, 2026

Number:

DELMARVA POWER & LIGHT COMPANY, a Delaware and Virginia corporation (the "Company"), for value received, hereby promises to pay to _____, or registered assigns as hereinafter provided, the principal sum of $_____ on May 1, 2026, and to pay interest thereon, at the rate as is payable from time to time on the Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C due May 1, 2026 (the "Series 2001C Refunding Revenue Bonds") of The Delaware Economic Development Authority (the "Authority"), issued under an Indenture of Trust No. 3, dated as of May 1, 2001, between the Authority and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Series 2001C Trustee") (such indenture, the "Series 2001C Indenture"), payable at such times as interest is payable on the Series 2001C Refunding Revenue Bonds. Interest on this bond will accrue during the same period as interest accrues from time to time on the Series 2001C Refunding Revenue Bonds.

Payment of principal and interest on this bond, to the extent not satisfied and discharged as provided below, will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

Upon payment by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of Loan Agreement No. 3, dated as of May 1, 2001, between the Authority and the Company (the "Loan Agreement") in respect of any amount payable by the Authority as principal (whether at maturity, or upon redemption or acceleration or otherwise), premium, if any, or interest on the Series 2001C Refunding Revenue Bonds, and to the extent of such payment by the Company, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on this bond shall be deemed satisfied and discharged. Moneys on deposit in the Bond Fund (as defined in the Series 2001C Indenture) available to pay the principal of and premium, if any, and interest on the Series 2001C Refunding Revenue Bonds on the date on which any such payment is due (excluding moneys on deposit in the Bond Fund for the payment of past due principal of or premium, if any, or interest on Series 2001C Refunding Revenue Bonds in cases where Series 2001C Refunding Revenue Bonds have not been presented for payment or interest checks have not been cashed) shall constitute payments made by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of the Loan Agreement for all purposes of this bond, to the extent of the amount of such moneys on deposit. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on this bond, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to either of the two foregoing sentences unless and until the Trustee shall have received a written notice from the Series 2001C Trustee signed by one of its officers (i) stating that timely payment of principal of, or premium or interest on, this bond has not been so made and (ii) providing the details of such nonpayment.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not become valid or obligatory for any purpose until THE BANK OF NEW YORK MELLON, the Trustee under the Mortgage referred to on the reverse hereof, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, DELMARVA POWER & LIGHT COMPANY has caused this bond to be signed in its name with the manual or facsimile signature of its President or one of its Vice Presidents and its corporate seal, or a facsimile thereof, to be affixed hereto and attested by the manual or facsimile signature of its Secretary or one of its Assistant Secretaries.

Dated:

Seal:

Attest: DELMARVA POWER & LIGHT COMPANY

	By:	
[Assistant] Secretary		[Vice] President

Trustee's Authentication Certificate

This bond is one of the bonds of the series herein designated, provided for in the within-mentioned Mortgage.

THE BANK OF NEW YORK MELLON, Trustee

By: _____
       Authorized Officer

3

[FORM OF REVERSE OF BOND]

DELMARVA POWER & LIGHT COMPANY

FIRST MORTGAGE BOND,

SERIES 2001C COLLATERAL BONDS DUE MAY 1, 2026

This bond is one of an issue of bonds of the Company (herein referred to as the "bonds"), not limited in principal amount, issuable in series, which different series may mature at different times, may bear interest at different rates, and may otherwise vary as in the Mortgage hereinafter mentioned provided, and is one of a series known as its First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026 (herein sometimes referred to as "Series 2001C Collateral Bonds"), all bonds of all series and tranches issued and to be issued under and equally and ratably secured (except insofar as any sinking fund, established in accordance with the provisions of the Mortgage hereinafter mentioned, may afford additional security for the bonds of any particular series or tranche) by the Mortgage and Deed of Trust, dated as of October 1, 1943, executed by the Company to THE NEW YORK TRUST COMPANY, as Trustee, to which THE BANK OF NEW YORK MELLON, a New York corporation, is successor Trustee (herein, together with any indentures supplemental thereto, including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009 (the "One Hundred and Fifth Supplemental Indenture"), called the "Mortgage"), to which reference is made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights and limitations of rights of the holders of the bonds and of the Company in respect thereof, the rights, duties and immunities of the Trustee, and the terms and conditions upon which the bonds are, and are to be, issued and secured. The Mortgage contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than seventy-five percent (75%) in principal amount of all the bonds at the time outstanding (determined as provided in the Mortgage), evidenced as in the Mortgage provided, or in case the rights under the Mortgage of the holder of the bonds of one or more, but less than all, of the series of bonds outstanding shall be affected, then with the consent of the holders of not less than seventy-five percent (75%) in principal amount of the bonds at the time outstanding of the one or more series, taken in the aggregate, affected (determined as provided in the Mortgage), evidenced as in the Mortgage provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Mortgage or modifying in any manner the rights of the holders of the bonds and coupons; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any bonds, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, without the consent of the holder of each bond so affected, or (ii) reduce the aforesaid percentage of bonds, the holders of which are required to consent to any such supplemental indenture without the consent of the holders of all bonds then outstanding. Any such consent by the registered holder of this bond (unless effectively revoked as provided in the Mortgage) shall be conclusive and binding upon such holder and upon all future holders of this bond, irrespective of whether or not any notation of such consent is made upon this bond. No reference herein to the Mortgage and no provision of this bond or of the Mortgage shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this bond at the time and place, at the rate and in the coin or currency herein prescribed.

The Series 2001C Collateral Bonds are subject to redemption on the date, in the principal amount and at the redemption price that correspond to the redemption date for, the principal amount to be redeemed of, and the redemption price for, the Series 2001C Refunding Revenue Bonds. In the event that any Series 2001C Refunding Revenue Bonds are redeemed prior to maturity in accordance with the provisions of the Series 2001C Indenture, an equal principal amount of Series 2001C Collateral Bonds shall be deemed to have been redeemed and the holder hereunder, as holder of all Series 2001C Collateral Bonds of this series outstanding, hereby agrees to and shall deliver to the Trustee for cancellation such principal amount of Series 2001C Collateral Bonds so deemed to have been redeemed. The Company agrees to give the Trustee notice of the redemption of any Series 2001C Refunding Revenue Bonds on or before the date fixed for any such redemption. Notwithstanding any other provision contained in this bond or the Mortgage, the holder of the Series 2001C

4

Collateral Bonds by the acceptance of the Series 2001C Collateral Bonds hereby waives notice of any such redemption of Series 2001C Collateral Bonds.

The Series 2001C Collateral Bonds are also subject to mandatory redemption at any time, as a whole, at 100% of the principal amount thereof plus accrued interest to the redemption date, without premium, in the event the Trustee shall receive a written demand (a "Series 2001C Default Redemption Demand") from the holder of the Series 2001C Collateral Bonds for redemption stating that the Company has failed to pay to Ambac any amount due and payable under Section 2.01(a) of the Series 2001C Insurance Agreement. The Trustee shall within 10 days of receiving the Series 2001C Default Redemption Demand mail a copy to the Company stamped or otherwise marked to show the date of receipt by the Trustee. The Company shall fix a redemption date and shall mail to the Trustee notice of the date selected at least 15 days prior to the date so selected. Such redemption date may be any day not more than 60 days after the receipt by the Trustee of the Series 2001C Default Redemption Demand. If the Trustee does not receive notice of such selection by the Company within 45 days after the Series 2001C Default Redemption Demand was received by the Trustee, then the redemption date shall be the 60th day after such receipt. The Trustee shall mail notice of the redemption date (the "Default Redemption Notice") to the holder of the Series 2001C Collateral Bonds not more than 10 nor less than 5 days prior to the date fixed for redemption. The Trustee shall not mail any Default Redemption Notice (and no such redemption shall be made) if the Trustee receives prior to the mailing of the Default Redemption Notice a written cancellation of the Series 2001C Default Redemption Demand from the holder of the Series 2001C Collateral Bonds. Notwithstanding any other provision contained in this bond or the Mortgage, the holder of the Series 2001C Collateral Bonds by the acceptance of the Series 2001C Collateral Bonds hereby waives any longer notice of redemption.

The principal hereof may be declared or may become due prior to the express date of the maturity hereof on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a completed default as in the Mortgage provided.

The Series 2001C Collateral Bonds are issuable only as registered bonds without coupons in denominations of $1,000 and authorized multiples thereof. To the extent this bond is transferable, it may be transferred as prescribed in the Mortgage by the registered holder hereof in person, or by his or her duly authorized attorney, at the office or agency to be maintained by the Company in the Borough of Manhattan, The City of New York, upon surrender and cancellation of this bond, and thereupon a new fully registered bond or bonds of authorized denominations of the same series and for the same aggregate principal amount will be issued to the transferee in exchange herefor as provided in the Mortgage, and in each case without payment of any service or other similar charge, as provided in the One Hundred and Fifth Supplemental Indenture. The Company and the Trustee, any paying agent and any bond registrar may deem and treat the person in whose name this bond is registered as the absolute owner hereof, whether or not this bond shall be overdue, for the purpose of receiving payment and for all other purposes and neither the Company nor the Trustee nor any paying agent nor any bond registrar shall be affected by any notice to the contrary.

The Mortgage provides that if the Company shall deposit with the Trustee in trust for the purpose funds sufficient to pay the principal of all of the bonds of any series, or such of the bonds of any series as have been or are to be called for redemption, and premium, if any, thereon, and all interest payable on such bonds to the date on which they become due and payable at maturity or upon redemption or otherwise, and shall comply with the other provisions of the Mortgage in respect thereof, then from the date of such deposit such bonds shall no longer be entitled to any lien or benefit under the Mortgage.

No recourse shall be had for the payment of the principal of, premium, if any, or interest on, this bond, or for any claim based hereon, or otherwise in respect hereof, or based on, or in respect of, the Mortgage, against any incorporator or any past, present or future subscriber to the capital stock, stockholder, officer or director, as such, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, under any rule of law, statute or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, stockholders, officers and directors, as such, being waived and released by the holder and owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

[END OF FORM OF SERIES 2001C COLLATERAL BOND]

AND WHEREAS, pursuant to Indenture of Trust No. 2, dated as of May 1, 2002, by and between the Authority and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Series 2002B Trustee") (such indenture the "Series 2002B Indenture"), the Authority issued Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2002B due February 1, 2019 (the "Series 2002B Refunding Revenue Bonds"), in the aggregate principal amount of $31,000,000; and

WHEREAS, the Series 2002B Refunding Revenue Bonds are secured by a pledge of revenues and receipts derived from Loan Agreement No. 2, dated as of May 1, 2002, between the Authority and the Company (the "Series 2002B Loan Agreement"); and

WHEREAS, in order to provide credit enhancement for the Series 2002B Refunding Revenue Bonds, Ambac issued a financial guaranty insurance policy relating to the Series 2002B Refunding Revenue Bonds, pursuant to an Insurance Agreement, dated as of May 1, 2002, between the Company and Ambac (the "Series 2002B Insurance Agreement"); and

WHEREAS, pursuant to Article III of the Series 2002B Insurance Agreement, the Company wishes to issue to Ambac, as security for the Company's reimbursement obligations under, and as defined in, the Series 2002B Insurance Agreement, a new series of bonds under the Original Indenture (i) that have an aggregate principal amount equal to the principal amount of the Series 2002B Refunding Revenue Bonds, (ii) that have a stated maturity date that is the same as the stated maturity date of the Series 2002B Refunding Revenue Bonds, (iii) that shall bear interest at a per annum interest rate equal to the rate on the Series 2002B Refunding Revenue Bonds, (iv) that have interest payment dates that are the same as the interest payment dates of the Series 2002B Refunding Revenue Bonds, (v) that contain substantially identical redemption provisions to those set forth in the Series 2002B Refunding Revenue Bonds and (vi) that in all other material respects conform as nearly as practicable to the terms of the Series 2002B Refunding Revenue Bonds; and

WHEREAS, for the above-described purpose the Company, by appropriate corporate action in conformity with the terms of the Indenture, has duly determined to create a series of bonds to be designated as "First Mortgage Bonds, Series 2002B Collateral Bonds due February 1, 2019" (hereinafter sometimes referred to as the "Series 2002B Collateral Bonds") and, for such purpose, the Company has duly authorized the execution and delivery of this One Hundred and Fifth Supplemental Indenture; and

WHEREAS, each of the Series 2002B Collateral Bonds shall be substantially in the following form:

[FORM OF FACE OF SERIES 2002B COLLATERAL BOND]

THIS BOND IS NOT TRANSFERABLE EXCEPT (I) AS REQUIRED TO EFFECT AN ASSIGNMENT TO A SUCCESSOR-IN-INTEREST OF AMBAC ASSURANCE CORPORATION UNDER THE INSURANCE AGREEMENT, DATED AS OF MAY 1, 2002, BETWEEN DELMARVA POWER & LIGHT COMPANY AND AMBAC ASSURANCE CORPORATION, (II) TO DELMARVA POWER & LIGHT COMPANY OR (III) TO THE BANK OF NEW YORK MELLON, AS TRUSTEE UNDER THAT CERTAIN INDENTURE OF TRUST NO. 2, DATED AS OF MAY 1, 2002 BETWEEN THE DELAWARE ECONOMIC DEVELOPMENT AUTHORITY AND THE BANK OF NEW YORK MELLON, AS TRUSTEE. THIS BOND HAS NOT BEEN REGISTERED UNDER THE SECURITIES

ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE LAW.

DELMARVA POWER & LIGHT COMPANY

FIRST MORTGAGE BOND,

SERIES 2002B COLLATERAL BONDS DUE FEBRUARY 1, 2019

Number:

DELMARVA POWER & LIGHT COMPANY, a Delaware and Virginia corporation (the "Company"), for value received, hereby promises to pay to _____, or registered assigns as hereinafter provided, the principal sum of $_____ on February 1, 2019, and to pay interest thereon, at the rate as is payable from time to time on the Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2002B due February 1, 2019 (the "Series 2002B Refunding Revenue Bonds") of The Delaware Economic Development Authority (the "Authority"), issued under an Indenture of Trust No. 2, dated as of May 1, 2002, between the Authority and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Series 2002B Trustee") (such indenture, the "Series 2002B Indenture"), payable at such times as interest is payable on the Series 2002B Refunding Revenue Bonds. Interest on this bond will accrue during the same period as interest accrues from time to time on the Series 2002B Refunding Revenue Bonds.

Payment of principal and interest on this bond, to the extent not satisfied and discharged as provided below, will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

Upon payment by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of Loan Agreement No. 2, dated as of May 1, 2002, between the Authority and the Company (the "Loan Agreement") in respect of any amount payable by the Authority as principal (whether at maturity, or upon redemption or acceleration or otherwise), premium, if any, or interest on the Series 2002B Refunding Revenue Bonds, and to the extent of such payment by the Company, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on this bond shall be deemed satisfied and discharged. Moneys on deposit in the Bond Fund (as defined in the Series 2002B Indenture) available to pay the principal of and premium, if any, and interest on the Series 2002B Refunding Revenue Bonds on the date on which any such payment is due (excluding moneys on deposit in the Bond Fund for the payment of past due principal of or premium, if any, or interest on Series 2002B Refunding Revenue Bonds in cases where Series 2002B Refunding Revenue Bonds have not been presented for payment or interest checks have not been cashed) shall constitute payments made by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of the Loan Agreement for all purposes of this bond, to the extent of the amount of such moneys on deposit. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on this bond, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to either of the two foregoing sentences unless and until the Trustee shall have received a written notice from the Series 2002B Trustee signed by one of its officers (i) stating that timely payment of principal of, or premium or interest on, this bond has not been so made and (ii) providing the details of such nonpayment.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not become valid or obligatory for any purpose until THE BANK OF NEW YORK MELLON, the Trustee under the Mortgage referred to on the reverse hereof, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, DELMARVA POWER & LIGHT COMPANY has caused this bond to be signed in its name with the manual or facsimile signature of its President or one of its Vice Presidents and its corporate seal, or a facsimile thereof, to be affixed hereto and attested by the manual or facsimile signature of its Secretary or one of its Assistant Secretaries.

Dated:

Seal:

Attest: DELMARVA POWER & LIGHT COMPANY

	By:	
[Assistant] Secretary		[Vice] President

Trustee's Authentication Certificate

This bond is one of the bonds of the series herein designated, provided for in the within-mentioned Mortgage.

THE BANK OF NEW YORK MELLON, Trustee

	By:	
		Authorized Officer

[FORM OF REVERSE OF BOND]

DELMARVA POWER & LIGHT COMPANY

FIRST MORTGAGE BOND,

SERIES 2002B COLLATERAL BONDS DUE FEBRUARY 1, 2019

This bond is one of an issue of bonds of the Company (herein referred to as the "bonds"), not limited in principal amount, issuable in series, which different series may mature at different times, may bear interest at different rates, and may otherwise vary as in the Mortgage hereinafter mentioned provided, and is one of a series known as its First Mortgage Bonds, Series 2002B Collateral Bonds due February 1, 2019 (herein sometimes referred to as "Series 2002B Collateral Bonds"), all bonds of all series and tranches issued and to be issued under and equally and ratably secured (except insofar as any sinking fund, established in accordance with the provisions of the Mortgage hereinafter mentioned, may afford additional security for the bonds of any particular series or tranche) by the Mortgage and Deed of Trust, dated as of October 1, 1943, executed by the Company to THE NEW YORK TRUST COMPANY, as Trustee, to which THE BANK OF NEW YORK MELLON, a New York corporation, is successor Trustee (herein, together with any indentures supplemental thereto, including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009 (the "One Hundred and Fifth Supplemental Indenture"), called the "Mortgage"), to which reference is made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights and limitations of rights of the holders of the bonds and of the Company in respect thereof, the rights, duties and immunities of the Trustee, and the terms and conditions upon which the bonds are, and are to be, issued and secured. The Mortgage contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than seventy-five percent (75%) in principal amount of all the bonds at the time outstanding (determined as provided in the Mortgage), evidenced as in the Mortgage provided, or in case the rights under the Mortgage of the holder of the bonds of one or more, but less than all, of the series of bonds outstanding shall be affected, then with the consent of the holders of not less than seventy-five percent (75%) in principal amount of the bonds at the time outstanding of the one or more series, taken in the aggregate, affected (determined as provided in the Mortgage), evidenced as in the Mortgage provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Mortgage or modifying in any manner the rights of the holders of the bonds and coupons; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any bonds, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, without the consent of the holder of each bond so affected, or (ii) reduce the aforesaid percentage of bonds, the holders of which are required to consent to any such supplemental indenture without the consent of the holders of all bonds then outstanding. Any such consent by the registered holder of this bond (unless effectively revoked as provided in the Mortgage) shall be conclusive and binding upon such holder and upon all future holders of this bond, irrespective of whether or not any notation of such consent is made upon this bond. No reference herein to the Mortgage and no provision of this bond or of the Mortgage shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this bond at the time and place, at the rate and in the coin or currency herein prescribed.

The Series 2002B Collateral Bonds are subject to redemption on the date, in the principal amount and at the redemption price that correspond to the redemption date for, the principal amount to be redeemed of, and the redemption price for, the Series 2002B Refunding Revenue Bonds. In the event that any Series 2002B Refunding Revenue Bonds are redeemed prior to maturity in accordance with the provisions of the Series 2002B Indenture, an equal principal amount of Series 2002B Collateral Bonds shall be deemed to have been redeemed and the holder hereunder, as holder of all Series 2002B Collateral Bonds of this series outstanding, hereby agrees to and shall deliver to the Trustee for cancellation such principal amount of Series 2002B Collateral Bonds so deemed to have been redeemed. The Company agrees to give the Trustee notice of the redemption of any Series 2002B Refunding Revenue Bonds on or before the date fixed for any such redemption. Notwithstanding any other provision contained in this bond or the Mortgage, the holder of the Series 2002B Collateral Bonds by the acceptance of the Series 2002B Collateral Bonds hereby waives notice of any such redemption of Series 2002B Collateral Bonds.

The Series 2002B Collateral Bonds are also subject to mandatory redemption at any time, as a whole, at 100% of the principal amount thereof plus accrued interest to the redemption date, without premium, in the event the Trustee shall receive a written demand (a "Series 2002B Default Redemption Demand") from the holder of the Series 2002B Collateral Bonds for redemption stating that the Company has failed to pay Ambac any amount due and payable under Section 2.01(a) of the Series 2002B Insurance Agreement. The Trustee shall within 10 days of receiving the Series 2002B Default Redemption Demand mail a copy to the Company stamped or otherwise marked to show the date of receipt by the Trustee. The Company shall fix a redemption date and shall mail to the Trustee notice of the date selected at least 15 days prior to the date so selected. Such redemption date may be any day not more than 60 days after the receipt by the Trustee of the Series 2002B Default Redemption Demand. If the Trustee does not receive notice of such selection by the Company within 45 days after the Series 2002B Default Redemption Demand was received by the Trustee, then the redemption date shall be the 60th day after such receipt. The Trustee shall mail notice of the redemption date (the "Default Redemption Notice") to the holder of the Series 2002B Collateral Bonds not more than 10 nor less than 5 days prior to the date fixed for redemption. The Trustee shall not mail any Default Redemption Notice (and no such redemption shall be made) if the Trustee receives prior to the mailing of the Default Redemption Notice a written cancellation of the Series 2002B Default Redemption Demand from the holder of the Series 2002B Collateral Bonds. Notwithstanding any other provision contained in this bond or the Mortgage, the holder of the

Series 2002B Collateral Bonds by the acceptance of the Series 2002B Collateral Bonds hereby waives any longer notice of redemption.

The principal hereof may be declared or may become due prior to the express date of the maturity hereof on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a completed default as in the Mortgage provided.

The Series 2002B Collateral Bonds are issuable only as registered bonds without coupons in denominations of $1,000 and authorized multiples thereof. To the extent this bond is transferable, it may be transferred as prescribed in the Mortgage by the registered holder hereof in person, or by his or her duly authorized attorney, at the office or agency to be maintained by the Company in the Borough of Manhattan, The City of New York, upon surrender and cancellation of this bond, and thereupon a new fully registered bond or bonds of authorized denominations of the same series and for the same aggregate principal amount will be issued to the transferee in exchange herefor as provided in the Mortgage, and in each case without payment of any service or other similar charge as provided in the One Hundred and Fifth Supplemental Indenture. The Company and the Trustee, any paying agent and any bond registrar may deem and treat the person in whose name this bond is registered as the absolute owner hereof, whether or not this bond shall be overdue, for the purpose of receiving payment and for all other purposes and neither the Company nor the Trustee nor any paying agent nor any bond registrar shall be affected by any notice to the contrary.

The Mortgage provides that if the Company shall deposit with the Trustee in trust for the purpose funds sufficient to pay the principal of all of the bonds of any series, or such of the bonds of any series as have been or are to be called for redemption, and premium, if any, thereon, and all interest payable on such bonds to the date on which they become due and payable at maturity or upon redemption or otherwise, and shall comply with the other provisions of the Mortgage in respect thereof, then from the date of such deposit such bonds shall no longer be entitled to any lien or benefit under the Mortgage.

No recourse shall be had for the payment of the principal of, premium, if any, or interest on, this bond, or for any claim based hereon, or otherwise in respect hereof, or based on, or in respect of, the Mortgage, against any incorporator or any past, present or future subscriber to the capital stock, stockholder, officer or director, as such, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, under any rule of law, statute or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, stockholders, officers and directors, as such, being waived and released by the holder and owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

[END OF FORM OF SERIES 2002B COLLATERAL BOND]

AND WHEREAS, pursuant to the Indenture, dated as of November 1, 1988, by and between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as successor trustee (the "Note Trustee") (such indenture the "Note Indenture"), the Company issued 5.22% Notes due December 30, 2016 (the "5.22% Notes"), in the aggregate principal amount of $100,000,000; and

WHEREAS, in order to provide credit enhancement for the 5.22% Notes, MBIA Insurance Corporation ("MBIA") issued a financial guaranty insurance policy relating to the 5.22% Notes, pursuant to a Reimbursement and Insurance Agreement, dated as of December 20, 2006, between the Company and MBIA (the "5.22% Note Insurance Agreement"); and

WHEREAS, pursuant to the Amended and restated Quota Share Reinsurance Agreement, as amended, effective as of January 1, 2009, by and between MBIA and MBIA Insurance Corp. of Illinois, now known as National Public Finance Guarantee Corporation, a stock insurance corporation duly organized and existing under the laws of the State of Illinois ("National"), National has reinsured the Notes; and

WHEREAS, pursuant to Section 2.03 of the 5.22% Note Insurance Agreement, the Company wishes to issue to National, as agent for MBIA, as security for the Company's reimbursement obligations under, and as defined in, the 5.22% Note Insurance Agreement, a new series of bonds under the Original Indenture (i) that have an aggregate principal amount equal to the principal amount of the 5.22% Notes, (ii) that have a stated maturity date that is the same as the stated maturity date of the 5.22% Notes, (iii) that shall bear interest at a per annum interest rate equal to the rate on the 5.22% Notes, (iv) that have interest payment dates that are the same as the interest payment dates of the 5.22% Notes, (v) that contain substantially identical redemption provisions to those set forth in the 5.22% Notes and (vi) that in all other material respects conform as nearly as practicable to the terms of the 5.22% Notes; and

WHEREAS, for the above-described purpose the Company, by appropriate corporate action in conformity with the terms of the Indenture, has duly determined to create a series of bonds to be designated as "First Mortgage Bonds, 5.22% Collateral Bonds due December 30, 2016" (hereinafter sometimes referred to as the "5.22% Collateral Bonds") and, for such purpose, the Company has duly authorized the execution and delivery of this One Hundred and Fifth Supplemental Indenture; and

WHEREAS, each of the 5.22% Collateral Bonds shall be substantially in the following form:

[FORM OF FACE OF 5.22% COLLATERAL BOND]

THIS BOND IS NOT TRANSFERABLE EXCEPT (I) AS REQUIRED TO EFFECT AN ASSIGNMENT TO A SUCCESSOR-IN-INTEREST OF NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION, AS AGENT FOR MBIA INSURANCE CORPORATION, UNDER THE REIMBURSEMENT AND INSURANCE AGREEMENT, DATED AS OF DECEMBER 20, 2006, BETWEEN DELMARVA POWER & LIGHT COMPANY AND MBIA INSURANCE CORPORATION, (II) TO DELMARVA POWER & LIGHT COMPANY OR (III) TO THE BANK OF NEW YORK MELLON, AS SUCCESSOR TRUSTEE UNDER THAT CERTAIN INDENTURE, DATED AS OF NOVEMBER 1, 1988, BETWEEN THE COMPANY AND THE BANK OF NEW YORK MELLON, AS SUCCESSOR TRUSTEE. THIS BOND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE LAW.

DELMARVA POWER & LIGHT COMPANY

FIRST MORTGAGE BOND,

5.22% COLLATERAL BONDS DUE DECEMBER 30, 2016

Number:

DELMARVA POWER & LIGHT COMPANY, a Delaware and Virginia corporation (the "Company"), for value received, hereby promises to pay to _____, or registered assigns as hereinafter provided, the principal sum of $_____ on December 30, 2016, and to pay interest thereon, at the rate as is payable from time to time on the 5.22% Notes due December 30, 2016 (the "5.22% Notes") issued by the Company under an Indenture, dated as of November 1, 1988, by and between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as successor trustee (the "5.22% Note Trustee") (such indenture, the "Note Indenture"), payable at such times as interest is payable on the 5.22% Notes. Interest on this bond will accrue during the same period as interest accrues from time to time on the 5.22% Notes.

Payment of principal and interest on this bond, to the extent not satisfied and discharged as provided below, will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

Upon payment by the Company pursuant to the Note Indenture in respect of any amount payable by the Company as principal (whether at maturity, or upon redemption or acceleration or otherwise), premium, if any, or interest on the 5.22% Notes, and to the extent of such payment by the Company, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on this bond shall be deemed satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on this bond, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the 5.22% Note Trustee signed by one of its officers (i) stating that timely payment of principal of, or premium or interest on, this bond has not been so made and (ii) providing the details of such nonpayment.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not become valid or obligatory for any purpose until THE BANK OF NEW YORK MELLON, the Trustee under the Mortgage referred to on the reverse hereof, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, DELMARVA POWER & LIGHT COMPANY has caused this bond to be signed in its name with the manual or facsimile signature of its President or one of its Vice Presidents and its corporate seal, or a facsimile thereof, to be affixed hereto and attested by the manual or facsimile signature of its Secretary or one of its Assistant Secretaries.

Dated:

Seal:

Attest: DELMARVA POWER & LIGHT COMPANY

By: _____

_____
[Assistant] Secretary   [Vice] President

<u>Trustee's Authentication Certificate</u>

This bond is one of the bonds of the series herein designated, provided for in the within-mentioned Mortgage.

THE BANK OF NEW YORK MELLON, Trustee

By: _____
Authorized Officer

DELMARVA POWER & LIGHT COMPANY

FIRST MORTGAGE BOND,

5.22% COLLATERAL BONDS DUE DECEMBER 30, 2016

This bond is one of an issue of bonds of the Company (herein referred to as the "bonds"), not limited in principal amount, issuable in series, which different series may mature at different times, may bear interest at different rates, and may otherwise vary as in the Mortgage hereinafter mentioned provided, and is one of a series known as its First Mortgage Bonds, 5.22% Collateral Bonds due December 30, 2016 (herein sometimes referred to as "5.22% Collateral Bonds"), all bonds of all series and tranches issued and to be issued under and equally and ratably secured (except insofar as any sinking fund, established in accordance with the provisions of the Mortgage hereinafter mentioned, may afford additional security for the bonds of any particular series or tranche) by the Mortgage and Deed of Trust, dated as of October 1, 1943, executed by the Company to THE NEW YORK TRUST COMPANY, as Trustee, to which THE BANK OF NEW YORK MELLON, a New York corporation, is successor Trustee (herein, together with any indentures supplemental thereto, including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009 (the "One Hundred and Fifth Supplemental Indenture"), called the "Mortgage"), to which reference is made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights and limitations of rights of the holders of the bonds and of the Company in respect thereof, the rights, duties and immunities of the Trustee, and the terms and conditions upon which the bonds are, and are to be, issued and secured. The Mortgage contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than seventy-five percent (75%) in principal amount of all the bonds at the time outstanding (determined as provided in the Mortgage), evidenced as in the Mortgage provided, or in case the rights under the Mortgage of the holder of the bonds of one or more, but less than all, of the series of bonds outstanding shall be affected, then with the consent of the holders of not less than seventy-five percent (75%) in principal amount of the bonds at the time outstanding of the one or more series, taken in the aggregate, affected (determined as provided in the Mortgage), evidenced as in the Mortgage provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Mortgage or modifying in any manner the rights of the holders of the bonds and coupons; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any bonds, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, without the consent of the holder of each bond so affected, or (ii) reduce the aforesaid percentage of bonds, the holders of which are required to consent to any such supplemental indenture without the consent of the holders of all bonds then outstanding. Any such consent by the registered holder of this bond (unless effectively revoked as provided in the Mortgage) shall be conclusive and binding upon such holder and upon all future holders of this bond, irrespective of whether or not any notation of such consent is made upon this bond. No reference herein to the Mortgage and no provision of this bond or of the Mortgage shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this bond at the time and place, at the rate and in the coin or currency herein prescribed.

The 5.22% Collateral Bonds are subject to redemption on the date, in the principal amount and at the redemption price that correspond to the redemption date for, the principal amount to be redeemed of, and the redemption price for, the 5.22% Notes. In the event that any 5.22% Notes are redeemed prior to maturity in accordance with the provisions of the Note Indenture, an equal principal amount of 5.22% Collateral Bonds shall be deemed to have been redeemed and the holder hereunder, as holder of all 5.22% Collateral Bonds of this series outstanding, hereby agrees to and shall deliver to the Trustee for cancellation such principal amount of 5.22% Collateral Bonds so deemed to have been redeemed. The Company agrees to give the Trustee notice of the redemption of any 5.22% Notes on or before the date fixed for any such redemption. Notwithstanding

13

any other provision contained in this bond or the Mortgage, the holder of the 5.22% Collateral Bonds by the acceptance of the 5.22% Collateral Bonds hereby waives notice of any such redemption of 5.22% Collateral Bonds.

The 5.22% Collateral Bonds are also subject to mandatory redemption at any time, as a whole, at 100% of the principal amount thereof plus accrued interest to the redemption date, without premium, in the event the Trustee shall receive a written demand (a "5.22% Default Redemption Demand") from the holder of the 5.22% Collateral Bonds for redemption stating that the Company has failed to pay National, as agent for MBIA, any amount due and payable under Section 2.01(a) of the 5.22% Note Insurance Agreement. The Trustee shall within 10 days of receiving the 5.22% Default Redemption Demand mail a copy to the Company stamped or otherwise marked to show the date of receipt by the Trustee. The Company shall fix a redemption date and shall mail to the Trustee notice of the date selected at least 15 days prior to the date so selected. Such redemption date may be any day not more than 60 days after the receipt by the Trustee of the 5.22% Default Redemption Demand. If the Trustee does not receive notice of such selection by the Company within 45 days after the 5.22% Default Redemption Demand was received by the Trustee, then the redemption date shall be the 60th day after such receipt. The Trustee shall mail notice of the redemption date (the "Default Redemption Notice") to the holder of the 5.22% Collateral Bonds not more than 10 nor less than 5 days prior to the date fixed for redemption. The Trustee shall not mail any Default Redemption Notice (and no such redemption shall be made) if the Trustee receives prior to the mailing of the Default Redemption Notice a written cancellation of the 5.22% Default Redemption Demand from the holder of the 5.22% Collateral Bonds. Notwithstanding any other provision contained in this bond or the Mortgage, the holder of the 5.22% Collateral Bonds by the acceptance of the 5.22% Collateral Bonds hereby waives any longer notice of redemption.

The principal hereof may be declared or may become due prior to the express date of the maturity hereof on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a completed default as in the Mortgage provided.

The 5.22% Collateral Bonds are issuable only as registered bonds without coupons in denominations of $1,000 and authorized multiples thereof. To the extent this bond is transferable, it may be transferred as prescribed in the Mortgage by the registered holder hereof in person, or by his or her duly authorized attorney, at the office or agency to be maintained by the Company in the Borough of Manhattan, The City of New York, upon surrender and cancellation of this bond, and thereupon a new fully registered bond or bonds of authorized denominations of the same series and for the same aggregate principal amount will be issued to the transferee in exchange herefor as provided in the Mortgage, and in each case without payment of any service or other similar charge, as provided in the One Hundred and Fifth Supplemental Indenture. The Company and the Trustee, any paying agent and any bond registrar may deem and treat the person in whose name this bond is registered as the absolute owner hereof, whether or not this bond shall be overdue, for the purpose of receiving payment and for all other purposes and neither the Company nor the Trustee nor any paying agent nor any bond registrar shall be affected by any notice to the contrary.

The Mortgage provides that if the Company shall deposit with the Trustee in trust for the purpose funds sufficient to pay the principal of all of the bonds of any series, or such of the bonds of any series as have been or are to be called for redemption, and premium, if any, thereon, and all interest payable on such bonds to the date on which they become due and payable at maturity or upon redemption or otherwise, and shall comply with the other provisions of the Mortgage in respect thereof, then from the date of such deposit such bonds shall no longer be entitled to any lien or benefit under the Mortgage.

No recourse shall be had for the payment of the principal of, premium, if any, or interest on, this bond, or for any claim based hereon, or otherwise in respect hereof, or based on, or in respect of, the Mortgage, against any incorporator or any past, present or future subscriber to the capital stock, stockholder, officer or director, as such, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, under any rule of law, statute or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, stockholders, officers and directors, as such, being waived and released by the holder and owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

[END OF FORM OF 5.22% COLLATERAL BOND]

AND WHEREAS, all acts and things prescribed by law and by the charter and by-laws of the Company necessary to make each series of bonds herein authorized, when executed by the Company and authenticated by the Trustee, as in the Original Indenture, as heretofore supplemented, provided, valid, binding and legal obligations of the Company, entitled in all respects to the security of the Original Indenture and indentures supplemental thereto, have been performed; and

WHEREAS, provision is made in Sections 5.11 and 17.01 of the Original Indenture for such further instruments and indentures, supplemental to the Original Indenture, as may be necessary or proper to carry out more effectually the purposes of the Original Indenture, and to subject to the lien of the Original Indenture any property acquired after the date of the Original Indenture and intended to be covered thereby, with the same force and effect as though included in the granting clause thereof, and to add such further covenants, restrictions or conditions for the protection of the mortgaged and pledged property and the holders of the bonds as the Board of Directors of the Company and the Trustee shall consider to be for the protection of the holders of the bonds, and to set forth the terms and provisions of any series of bonds to be issued under the Original Indenture and the form of the bonds and coupons of such series; and the Company since the date of the Original Indenture has acquired additional property not heretofore specifically subjected to the lien of the Original Indenture; and it is desired to add certain further covenants, restrictions and conditions for the protection of the mortgaged and pledged property and the holders of the bonds, as provided in this One Hundred and Fifth Supplemental Indenture, which the Board of Directors of the Company and the Trustee consider to be for the protection of the holders of the bonds; and the Company desires to issue the Series 2001C Collateral Bonds, the Series 2002B Collateral Bonds and the 5.22% Collateral Bonds; and the Company therefore deems it advisable to enter into this One Hundred and Fifth Supplemental Indenture in the form and terms hereof; and

WHEREAS, the execution and delivery of this One Hundred and Fifth Supplemental Indenture has been duly authorized by the Board of Directors of the Company, and all conditions and requirements necessary to make this One Hundred and Fifth Supplemental Indenture a valid, binding and legal instrument in accordance with its terms, for the purposes herein expressed, and the execution and delivery hereof, in the form and terms hereof, have been in all respects duly authorized;

NOW, THEREFORE, in order further to secure the payment of the principal and interest and premium, if any, of all bonds issued and to be issued under the Original Indenture and any indentures supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, according to their tenor, purport and effect and the performance and observance of all the covenants and conditions in said bonds and the Original Indenture and any indentures supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, contained and to subject to the lien of the Original Indenture, as so supplemented, with the same force and effect as though included in the granting clause thereof, additional property now owned by the Company, and for and in consideration of the premises and other valuable consideration, the receipt whereof is hereby acknowledged, and intending to be legally bound hereby, the Company has executed and delivered this One Hundred and Fifth Supplemental Indenture, and hath granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over and confirmed, and by these presents doth grant, bargain, sell, release, convey, assign, transfer, mortgage, pledge, set over and confirm, subject to the provisions of the Indenture, unto THE BANK OF NEW YORK MELLON, as trustee, and to its successors in trust and to its and their assigns forever, all the following described properties of the Company, and doth hereby confirm that the Company will not cause or consent to a partition, either voluntary or through legal proceedings, of property, whether herein described or heretofore or hereafter acquired, in which its ownership shall be as tenants in common, except as permitted by, and in conformity with, the provision of the Original Indenture, as supplemented, and particularly of Article IX of the Original Indenture:

All property, real, personal and mixed, tangible and intangible, owned by the Company on the date of the execution hereof or which may be hereafter acquired by it (except such property as in the Original Indenture expressly excepted from the lien and operation of the Indenture).

The property covered by this One Hundred and Fifth Supplemental Indenture shall include particularly, among other property, without prejudice to the generality of the language hereinbefore or hereinafter contained, the following described property: All the electric generating stations, station sites, stations, electric reserve generating stations, substations, substation sites, gas manufacturing plants, ice and cold storage plants, steam plants, hot water plants, hydro-electric stations, hydro-electric station sites, electric transmission lines, electric distribution systems, gas transportation mains, gas distribution systems, steam distribution systems, hot water distribution systems, regulator stations, regulator station sites, office buildings, storeroom buildings, warehouse buildings, boiler houses, plants, plant sites, service plants, coal storage yards, and poleyards now or hereafter owned by the Company, including all electric works, power houses, generators, turbines, boilers, engines, furnaces, retorts, dynamos, buildings, structures, transformers, meters, towers, poles, tower lines, cables, pole lines, tanks, storage holders, regulators, gas works, pipes, pipe lines, mains, pipe fittings, valves, drips, connections, tunnels, conduits, gates, motors, wires, switch racks, switches, brackets, insulators, and all equipment, improvements, machinery, appliances, devices, appurtenances, supplies and miscellaneous property for generating, producing, transforming, converting, storing and distributing electric energy, gas, ice, steam and hot water, and furnishing cold storage, now or hereafter owned by the Company, together with all furniture and fixtures located in the aforesaid buildings, and all land now or hereafter owned by the Company on which the same or any part thereof are situated, and all of the real estate, leases, leaseholds (except the last day of the term of each lease and leasehold), and lands now or hereafter owned by the Company, including land located on or adjacent to any river, stream or other water, together with all flowage rights, flooding rights, water rights, riparian rights, dams and dam sites and rights, flumes, canals, races, raceways, head works and diversion works, and all of the municipal and other franchises, licenses, consents, ordinances, permits, privileges, rights, servitudes, easements and rights-of-way and other rights in or relating to real estate or the occupancy of the same now or hereafter owned by the Company, and all of the other property, real, personal or mixed, now or hereafter owned by the Company, forming a part of any of the foregoing property or used or enjoyed or capable of being used or enjoyed in connection therewith or in any way appertaining thereto, whether developed or undeveloped, or partially developed, or whether now equipped and operating or not and wherever situated, and all of the Company's presently held or hereafter acquired right, title and interest in and to the land on which the same or any part thereof are situated or adjacent thereto, and all rights for or relating to the construction, maintenance or operation of any of the foregoing property through, over, under or upon any public streets or highways or other lands, public or private, and (except as hereinafter expressly excepted) all the right, title and interest of the Company presently held or hereafter acquired in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore described, and, as to all of the foregoing, whether now owned by the Company or hereafter acquired by the Company.

Together with all and singular the tenements, hereditaments and appurtenances belonging or in any way appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 9.01 of the Original Indenture) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

IT IS HEREBY AGREED by the Company that all property, rights and franchises acquired by the Company after the date hereof (except any in the Original Indenture expressly excepted) shall (subject to the provisions of Section 9.01 of the Original Indenture and to the extent permitted by law) be as fully embraced

16

within the lien of the Original Indenture and any indentures supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, as if such property, rights and franchises were at the time of the execution of the Original Indenture owned by the Company and/or specifically described therein and conveyed thereby and as if such property, rights and franchises were now owned by the Company and/or specifically described herein and conveyed hereby;

Provided that, in addition to the reservations and exceptions herein and elsewhere contained, the following are not and are not intended to be granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of the Original Indenture and any indentures supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, viz.: (1) cash and shares of stock and certificates or evidence of interest therein and obligations (including bonds, notes and other securities) not in or pursuant to the Original Indenture or any indenture supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, specifically pledged or deposited or delivered or therein covenanted so to be; (2) any goods, wares, merchandise, equipment, materials or supplies held or acquired for the purpose of sale or resale in the usual course of business or for consumption in the operation of any properties of the Company; and (3) all judgments, contracts, accounts and choses in action, the proceeds of which the Company is not obligated as in the Original Indenture provided to deposit with the Trustee hereunder; provided, however, that the property and rights expressly excepted from the lien and operation of the Original Indenture and any indentures supplemental thereto, including this One Hundred and Fifth Supplemental Indenture, in the above subdivisions (2) and (3) shall (to the extent permitted by law) cease to be so excepted, in the event that the Trustee or a receiver or trustee shall take possession of the mortgaged and pledged property in the manner provided in Article X of the Original Indenture, by reason of the occurrence of a completed default, as defined in said Article X of the Original Indenture.

TO HAVE AND TO HOLD all such properties, real, personal, or mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed by the Company as aforesaid, or intended so to be, unto the Trustee and its successors in the trusts created in the Indenture and its and their assigns forever;

SUBJECT, HOWEVER, to any reservations, exceptions, conditions, limitations and restrictions contained in several deeds, servitudes, franchises and contracts or other instruments through which the Company acquired, and/or claims title to and/or enjoys the use of the aforesaid properties; and subject also to encumbrances of the character defined in the Original Indenture as "excepted encumbrances" in so far as the same may attach to any of the property embraced herein;

IN TRUST NEVERTHELESS upon the terms, trusts, uses and purposes specifically set forth in the Indenture; this One Hundred and Fifth Supplemental Indenture being made for the purpose, *inter alia*, of subjecting the real estate and premises and other property above described to the lien and operation of the Indenture, so that the same shall be held specifically by the Trustee under and subject to the terms and conditions of the Original Indenture in identically the same manner and for the same trusts, uses and purposes, as though the said real estate and premises and other property had been specifically described in the Original Indenture.

AND IT IS HEREBY FURTHER COVENANTED AND AGREED and the Company and the Trustee have mutually agreed, in consideration of the premises, as follows:

ARTICLE I.

DESIGNATION, PROVISIONS, DENOMINATIONS AND ISSUANCE
OF SERIES 2001C COLLATERAL BONDS

SECTION 1. The Series 2001C Collateral Bonds shall be designated as "First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026." The Series 2001C Collateral Bonds shall mature on May 1, 2026 and shall be issuable from time to time as fully registered bonds in denominations of $1,000 and, at the option of the Company, in any multiple or multiples of $1,000 (the exercise of such option to be evidenced by the execution and delivery thereof). The Series 2001C Collateral Bonds shall bear interest at the rate as if payable from time to time on the corresponding Series 2001C Refunding Revenue Bonds and shall be payable at the times when the Series 2001C Refunding Revenue Bonds are payable. Interest on the Series 2001C Collateral Bonds shall accrue during the same period as interest accrues from time to time on the Series 2001C Refunding Revenue Bonds. Each Series 2001C Collateral Bond shall be dated the date of issue.

Payment of principal and interest on the Series 2001C Collateral Bonds, to the extent not satisfied and discharged as provided below, will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

Upon payment by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of the Series 2001C Loan Agreement in respect of any amount payable by the Authority as principal (whether at maturity, or upon redemption or acceleration or otherwise), premium, if any, or interest on the Series 2001C Refunding Revenue Bonds, and to the extent of such payment by the Company, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on this bond shall be deemed satisfied and discharged. Moneys on deposit in the Bond Fund (as defined in the Series 2001C Indenture) available to pay the principal of and premium, if any, and interest on the Series 2001C Refunding Revenue Bonds on the date on which any such payment is due (excluding moneys on deposit in the Bond Fund for the payment of past due principal of or premium, if any, or interest on Series 2001C Refunding Revenue Bonds in cases where Series 2001C Refunding Revenue Bonds have not been presented for payment or interest checks have not been cashed) shall constitute payments made by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of the Series 2001C Loan Agreement for all purposes of this bond, to the extent of the amount of such moneys on deposit. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on this bond, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to either of the two foregoing sentences unless and until the Trustee shall have received a written notice from the Series 2001C Trustee signed by one of its officers (i) stating that timely payment of principal of, or premium or interest on, this bond has not been so made and (ii) providing the details of such nonpayment.

Except as required to effect an assignment to a successor-in-interest of Ambac under the Series 2001C Insurance Agreement, the holder of the Series 2001C Collateral Bonds shall not sell, assign, or transfer (other than to the Company or the Series 2001C Trustee) the Series 2001C Collateral Bonds and the Company shall issue stop transfer instructions to the Trustee and any bond registrar for the Series 2001C Collateral Bonds to effect compliance with this Section 1. No service or other similar charge shall be made for any exchange, transfer or registration of the Series 2001C Collateral Bonds, but the Company may require payment of a sum sufficient to cover any tax or taxes or other governmental charges required to be paid by the Company in relation thereto.

The Series 2001C Collateral Bonds are subject to redemption on the date, in the principal amount and at the redemption price that correspond to the redemption date for, the principal amount to be redeemed of, and the redemption price for, the Series 2001C Refunding Revenue Bonds. Otherwise, the Series 2001C Collateral Bonds shall not be redeemable except as set forth in the following paragraph. In the event that any Series

2001C Refunding Revenue Bonds are redeemed prior to maturity in accordance with the provisions of the Series 2001C Indenture, an equal principal amount of Series 2001C Collateral Bonds shall be deemed to have been redeemed and the holder of the Series 2001C Collateral Bonds shall deliver to the Trustee for cancellation such principal amount of Series 2001C Collateral Bonds so deemed to have been redeemed. The Company shall give the Trustee notice of the redemption of any Series 2001C Refunding Revenue Bonds on or before the date fixed for any such redemption. Notwithstanding any other provision contained in the form of bond or the Mortgage, the holder of the Series 2001C Collateral Bonds by the acceptance of the Series 2001C Collateral Bonds hereby waives notice of any such redemption of Series 2001C Collateral Bonds.

In the event the Trustee shall receive from the holder of the Series 2001C Collateral Bonds a Series 2001C Default Redemption Demand (as defined in the form of bond for the Series 2001C Collateral Bonds contained herein), the Series 2001C Collateral Bonds shall be subject to mandatory redemption, as a whole at any time prior to maturity, in the manner and upon the conditions provided in said form of bond, at 100% of the principal amount thereof together with accrued interest to the redemption date, without premium.

SECTION 2. The principal amount of the Series 2001C Collateral Bonds that may be authenticated and delivered hereunder may not exceed Thirty-four Million Five Hundred Thousand Dollars ($34,500,000) and may not otherwise exceed the limits imposed by the Indenture.

SECTION 3. The Series 2001C Collateral Bonds shall be executed by the Company and delivered to the Trustee and shall be authenticated by the Trustee and delivered, after the recording hereof, in accordance with the request of the Company, signed in the name of the Company by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers, upon compliance by the Company with the applicable provisions of Articles III and IV of the Indenture.

ARTICLE II

DESIGNATION, PROVISIONS, DENOMINATIONS AND ISSUANCE
OF SERIES 2002B COLLATERAL BONDS

SECTION 1. The Series 2002B Collateral Bonds shall be designated as "First Mortgage Bonds, Series 2002B Collateral Bonds due February 1, 2019." The Series 2002B Collateral Bonds shall mature on February 1, 2019 and shall be issuable from time to time as fully registered bonds in denominations of $1,000 and, at the option of the Company, in any multiple or multiples of $1,000 (the exercise of such option to be evidenced by the execution and delivery thereof). The Series 2002B Collateral Bonds shall bear interest at the rate as if payable from time to time on the corresponding Series 2002B Refunding Revenue Bonds and shall be payable at the times when the Series 2002B Refunding Revenue Bonds are payable. Interest on the Series 2002B Collateral Bonds shall accrue during the same period as interest accrues from time to time on the Series 2002B Refunding Revenue Bonds. Each Series 2002B Collateral Bond shall be dated the date of issue.

Payment of principal and interest on the Series 2002B Collateral Bonds, to the extent not satisfied and discharged as provided below, will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

Upon payment by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of the Series 2002B Loan Agreement in respect of any amount payable by the Authority as principal (whether at maturity, or upon redemption or acceleration or otherwise), premium, if any, or interest on the Series 2002B Refunding Revenue Bonds, and to the extent of such payment by the Company, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on this bond shall be deemed satisfied and discharged. Moneys on deposit in the Bond Fund (as defined in the Series 2002B Indenture) available to pay the principal of and premium, if any, and interest on the Series 2002B Refunding Revenue Bonds on the date on which any such payment is due (excluding moneys on deposit in the Bond Fund for the payment of past due principal of or premium, if any, or interest on Series 2002B Refunding Revenue Bonds in cases where Series

2002B Refunding Revenue Bonds have not been presented for payment or interest checks have not been cashed) shall constitute payments made by the Company pursuant to Section 4.2(a), 7.1 or 7.2 of the Series 2002B Loan Agreement for all purposes of this bond, to the extent of the amount of such moneys on deposit. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on this bond, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to either of the two foregoing sentences unless and until the Trustee shall have received a written notice from the Series 2002B Trustee signed by one of its officers (i) stating that timely payment of principal of, or premium or interest on, this bond has not been so made and (ii) providing the details of such nonpayment.

Except as required to effect an assignment to a successor-in-interest of Ambac under the Series 2002B Insurance Agreement, the holder of the Series 2002B Collateral Bonds shall not sell, assign, or transfer (other than to the Company or the Series 2002B Trustee) the Series 2002B Collateral Bonds and the Company shall issue stop transfer instructions to the Trustee and any bond registrar for the Series 2002B Collateral Bonds to effect compliance with this Section 1. No service or other similar charge shall be made for any exchange, transfer or registration of the Series 2002B Collateral Bonds, but the Company may require payment of a sum sufficient to cover any tax or taxes or other governmental charges required to be paid by the Company in relation thereto.

The Series 2002B Collateral Bonds are subject to redemption on the date, in the principal amount and at the redemption price that correspond to the redemption date for, the principal amount to be redeemed of, and the redemption price for, the Series 2002B Refunding Revenue Bonds. Otherwise, the Series 2002B Collateral Bonds shall not be redeemable except as set forth in the following paragraph. In the event that any Series 2002B Refunding Revenue Bonds are redeemed prior to maturity in accordance with the provisions of the Series 2002B Indenture, an equal principal amount of Series 2002B Collateral Bonds shall be deemed to have been redeemed and the holder of the Series 2002B Collateral Bonds shall deliver to the Trustee for cancellation such principal amount of Series 2002B Collateral Bonds so deemed to have been redeemed. The Company shall give the Trustee notice of the redemption of any Series 2002B Refunding Revenue Bonds on or before the date fixed for any such redemption. Notwithstanding any other provision contained in the form of bond or the Mortgage, the holder of the Series 2002B Collateral Bonds by the acceptance of the Series 2002B Collateral Bonds hereby waives notice of any such redemption of Series 2002B Collateral Bonds.

In the event the Trustee shall receive from the holder of the Series 2002B Collateral Bonds a Series 2002B Default Redemption Demand (as defined in the form of bond for the Series 2002B Collateral Bonds contained herein), the Series 2002B Collateral Bonds shall be subject to mandatory redemption, as a whole at any time prior to maturity, in the manner and upon the conditions provided in said form of bond, at 100% of the principal amount thereof together with accrued interest to the redemption date, without premium.

SECTION 2. The principal amount of the Series 2002B Collateral Bonds that may be authenticated and delivered hereunder may not exceed Thirty-one Million Dollars ($31,000,000) and may not otherwise exceed the limits imposed by the Indenture.

SECTION 3. The Series 2002B Collateral Bonds shall be executed by the Company and delivered to the Trustee and shall be authenticated by the Trustee and delivered, after the recording hereof, in accordance with the request of the Company, signed in the name of the Company by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers, upon compliance by the Company with the applicable provisions of Articles III and IV of the Indenture.

ARTICLE III

DESIGNATION, PROVISIONS, DENOMINATIONS AND ISSUANCE
OF 5.22% COLLATERAL BONDS

SECTION 1. The 5.22% Collateral Bonds shall be designated as "First Mortgage Bonds, 5.22% Collateral Bonds due December 30, 2016." The 5.22% Collateral Bonds shall mature on December 30, 2016 and shall be issuable from time to time as fully registered bonds in denominations of $1,000 and, at the option of the Company, in any multiple or multiples of $1,000 (the exercise of such option to be evidenced by the execution and delivery thereof). The 5.22% Collateral Bonds shall bear interest at the rate as if payable from time to time on the corresponding 5.22% Notes and shall be payable at the times when the 5.22% Notes are payable. Interest on the 5.22% Collateral Bonds shall accrue during the same period as interest accrues from time to time on the 5.22% Notes. Each 5.22% Collateral Bond shall be dated the date of issue.

Payment of principal and interest on the 5.22% Collateral Bonds, to the extent not satisfied and discharged as provided below, will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

Upon payment by the Company pursuant to the Note Indenture in respect of any amount payable by the Company as principal (whether at maturity, or upon redemption or acceleration or otherwise), premium, if any, or interest on the 5.22% Notes, and to the extent of such payment by the Company, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on this bond shall be deemed satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on this bond, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the 5.22% Note Trustee signed by one of its officers (i) stating that timely payment of principal of, or premium or interest on, this bond has not been so made and (ii) providing the details of such nonpayment.

Except as required to effect an assignment to a successor-in-interest of National, as agent for MBIA, under the 5.22% Note Insurance Agreement, the holder of the 5.22% Collateral Bonds shall not sell, assign, or transfer (other than to the Company or the 5.22% Trustee) the 5.22% Collateral Bonds and the Company shall issue stop transfer instructions to the Trustee and any bond registrar for the 5.22% Collateral Bonds to effect compliance with this Section 1. No service or other similar charge shall be made for any exchange, transfer, or registration of the 5.22% Collateral Bonds, but the Company may require payment of a sum sufficient to cover any tax or taxes or other governmental charges required to be paid by the Company in relation thereto.

The 5.22% Collateral Bonds are subject to redemption on the date, in the principal amount and at the redemption price that correspond to the redemption date for, the principal amount to be redeemed of, and the redemption price for, the 5.22% Notes. Otherwise, the 5.22% Collateral Bonds shall not be redeemable except as set forth in the following paragraph. In the event that any 5.22% Notes are redeemed prior to maturity in accordance with the provisions of the Note Indenture, an equal principal amount of 5.22% Collateral Bonds shall be deemed to have been redeemed and the holder of the 5.22% Collateral Bonds shall deliver to the Trustee for cancellation such principal amount of 5.22% Collateral Bonds so deemed to have been redeemed. The Company shall give the Trustee notice of the redemption of any 5.22% Notes on or before the date fixed for any such redemption. Notwithstanding any other provision contained in the form of bond or the Mortgage, the holder of the 5.22% Collateral Bonds by the acceptance of the 5.22% Collateral Bonds hereby waives notice of any such redemption of 5.22% Collateral Bonds.

In the event the Trustee shall receive from the holder of the 5.22% Collateral Bonds a 5.22% Note Default Redemption Demand (as defined in the form of bond for the 5.22% Collateral Bonds contained herein), the 5.22% Collateral Bonds shall be subject to mandatory redemption, as a whole at any time prior to maturity, in the manner and upon the conditions provided in said form of bond, at 100% of the principal amount thereof together with accrued interest to the redemption date, without premium.

SECTION 2. The principal amount of the 5.22% Collateral Bonds that may be authenticated and delivered hereunder may not exceed One Hundred Million Dollars ($100,000,000) and may not otherwise exceed the limits imposed by the Indenture.

SECTION 3. The 5.22% Collateral Bonds shall be executed by the Company and delivered to the Trustee and shall be authenticated by the Trustee and delivered, after the recording hereof, in accordance with the request of the Company, signed in the name of the Company by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers, upon compliance by the Company with the applicable provisions of Articles III and IV of the Indenture.

ARTICLE IV.

MISCELLANEOUS

SECTION 1. As supplemented and amended by this One Hundred and Fifth Supplemental Indenture, the Original Indenture and all indentures supplemental thereto are in all respects ratified and confirmed and the Original Indenture and the aforesaid supplemental indentures and this One Hundred and Fifth Supplemental Indenture shall be read, taken and construed as one and the same instrument.

SECTION 2. This One Hundred and Fifth Supplemental Indenture shall be simultaneously executed in several counterparts, and all such counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

SECTION 3. The recitals of fact contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.

SECTION 4. The debtor and its mailing address are Delmarva Power & Light Company, 800 King Street, P.O. Box 231, Wilmington, Delaware 19899. The secured party and its address, from which information concerning the security interest hereunder may be obtained, are The Bank of New York Mellon, Global Corporate Trust, 101 Barclay Street, New York, NY 10286, Attn: Ms. Cheryl L. Clarke, Vice President.

SECTION 5. The Company acknowledges that it received a true and correct copy of this One Hundred and Fifth Supplemental Indenture.

(SIGNATURE PAGES FOLLOW)

IN WITNESS WHEREOF, the Company has caused this instrument to be signed in its name and behalf by its Vice President, and its corporate seal to be hereunto affixed and attested by its Secretary and the Trustee has caused this instrument to be signed in its name and behalf by a Vice President and its corporate seal to be hereunto affixed and attested by an authorized officer, effective as of the 22nd day of September, 2009.

DELMARVA POWER & LIGHT COMPANY

Date of Execution   By   /s/ KEVIN M. MCGOWAN
                                                   KEVIN M. MCGOWAN, VICE PRESIDENT and
                                                   TREASURER

September 17, 2009

                          Attest: /s/ ELLEN SHERIFF ROGERS
                                           ELLEN SHERIFF ROGERS, SECRETARY

THE BANK OF NEW YORK MELLON,
as Trustee

Date of Execution

By   /s/ CHERYL L. CLARKE
        CHERYL L. CLARKE, VICE PRESIDENT

September 17, 2009

Attest: /s/ ANDREW KING
        ANDREW KING

TRUSTEE'S SIGNATURE PAGE

105TH SUPPLEMENTAL INDENTURE DATED AS OF SEPTEMBER 22, 2009
TO THE DELMARVA POWER & LIGHT COMPANY MORTGAGE AND DEED OF TRUST
DATED AS OF OCTOBER 1, 1943

DISTRICT OF COLUMBIA: SS.

BE IT REMEMBERED that on this 17th day of September, 2009, personally came before me, a notary public for the District of Columbia, Kevin M. McGowan, Vice President and Treasurer of DELMARVA POWER & LIGHT COMPANY, a corporation of the State of Delaware and the Commonwealth of Virginia (the "Company"), party to the foregoing instrument, known to me personally to be such, and acknowledged the instrument to be his own act and deed and the act and deed of the Company; that his signature is in his own proper handwriting; that the seal affixed is the common or corporate seal of the Company; and that his act of signing, sealing, executing and delivering such instrument was duly authorized by resolution of the Board of Directors of the Company.

GIVEN under my hand and official seal the day and year aforesaid.

/s/ LINDA J. EPPERLY
Notary Public, District of Columbia
My commission expires 1-1-2010

Linda J. Epperly
Notary Public, District of Columbia
My Commission expires January 1, 2010

Certification

This document was prepared under the supervision of an attorney admitted to practice before the Court of Appeals of Maryland, or by or on behalf of one of the parties named in the within instrument.

/s/ KIRK J. EMGE
Kirk J. Emge, Esq.

STATE OF NEW YORK   )

) SS.

COUNTY OF NEW YORK   )

BE IT REMEMBERED that on this 17th day of September, 2009, personally came before me, a Notary Public for the State of New York, Cheryl L. Clarke of THE BANK OF NEW YORK MELLON, a New York banking corporation (the "Trustee"), party to the foregoing instrument, known to me personally to be such, and acknowledged the instrument to be her own act and deed and the act and deed of the Trustee; that her signature is her own proper handwriting; that the seal affixed is the common or corporate seal of the Trustee; and that her act of signing, sealing, executing and delivering said instrument was duly authorized by resolution of the Board of Directors of the Trustee.

GIVEN under my hand and official seal the day and year aforesaid.

                        /s/ CARLOS R. LUCIANO

                        Notary Public, State of New York

_____	CARLOS R. LUCIANO
Notary Public, State of New York	Notary Public, State of New York
No. _____	No. 41-4765897
Qualified in _____ County	Qualified in Queens County
Commission Expires: _____	Commission Expires April 30, 2010

CERTIFICATE OF RESIDENCE

THE BANK OF NEW YORK MELLON, successor Trustee to the Trustee within named, hereby certifies that it has a residence at 101 Barclay Street, in the Borough of Manhattan, in The City of New York, in the State of New York.

THE BANK OF NEW YORK MELLON

By   /s/ CHERYL L. CLARKE
          CHERYL L. CLARKE, VICE PRESIDENT